UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission file number 001-34886

Elster Group SE
(Translation of Registrant’s Name into English)

Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Elster Group SE dated March 10, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Christoph Schmidt-Wolf
Name:	Christoph Schmidt-Wolf
Title:	Managing Director and CFO

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and CLO

Date: March 10, 2011

Press release

Elster Group SE Announces Form 20-F Filing

ESSEN, Germany, March 10, 2011 – Elster (NYSE: ELT) today announced its filing with the U.S. Securities and Exchange Commission (the “SEC”) of its annual report on Form 20-F for the year ended December 31, 2010.

The annual report on Form 20-F can be accessed through the Investor Relations page of the company's website at http://investors.elster.com, as well as on the SEC’s website at www.sec.gov. Interested parties may also request a complimentary paper copy of the Form 20-F filing by contacting the company at the investor relations contacts below.

About Elster

Elster (NYSE: ELT) is one of the world's largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced smart metering, demand response, networking and software solutions, and numerous related communications and services - key components for enabling consumer choice, operational efficiency and conservation. Its products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering devices deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications. For more information about Elster, please visit www.elster.com.

Contacts

Media and Investors:	Investors:

John Bluth	Ronald Botoff
+1-919-250-5425	+1-919-212-4857
john.bluth@elster.com	ron.botoff@elster.com

Disclaimer

Elster may make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties. Statements that are not historical facts, including statements about Elster’s beliefs and expectations, are forward-looking statements and include generally any information that relates to expectations for revenue or earnings per ADS or other performance measures. These statements are based on current plans, estimates, assumptions and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Elster cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster’s control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of the annual report on Form 20-F for the year ended December 31, 2010 and the prospectus dated September 30, 2010 filed with the U.S. Securities and Exchange Commission.